Exhibit 99.3

Algonquin Power and Utilities Corp.

Treasury Offering of Common Shares

Term Sheet	December 2, 2014

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

All amounts shown in C$ unless otherwise noted.

Issuer:	Algonquin Power and Utilities Corp. (the “Company”).

Issue:	10,055,000 common shares (“Shares”).

Amount:	$100,047,250.

Issue Price:	$9.95 per Share.

Over-Allotment Option:	The underwriters shall have the option, exercisable in whole or in part for a period of 30 days after the Closing, to purchase up to an additional 1,508,250 Shares at the Issue Price and on the same terms and conditions as set forth herein to cover over-allotments, if any and for market stabilization.

Concurrent Offering:	Emera Inc. has agreed to subscribe for 3,316,583 subscription receipts of the Company on a private placement basis in connection with the announced acquisition of Park Water Company. The subscription receipts will be priced at the Issue Price and the private placement will close within the timeframe specified in the conditional approval letter from the Toronto Stock Exchange (“TSX”) with respect to the private placement.

Use of Proceeds:	The net proceeds of the Issue will be used to partially finance certain of the Company’s previously disclosed growth opportunities and for general corporate purposes.

Dividends:	The Company currently pays a quarterly dividend of US$0.0875 per Share. The first dividend for which buyers of the Shares offered hereunder will be entitled to receive is the dividend expected to be paid on or about January 15, 2015, to holders of record on or about December 31, 2014.

Issue Type:	Bought underwritten public issue, by way of a supplement to the Company’s existing base shelf prospectus dated February 18, 2014, eligible for sale in all provinces of Canada and to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the Securities Act of 1933, and internationally as permitted.

Listing:	The existing shares are listed on the TSX under the symbol “AQN”.

Eligibility:	The Shares are eligible under the usual statutes for RRSPs, RRIFs, RESPs, DPSPs, RDSPs and TFSAs.

Bookrunner:	Scotiabank and CIBC.

Syndicate:	Subject to the formation of a mutually agreeable syndicate.

Commission:	4.0%, payable upon Closing.

Closing:	On or about December 11, 2014.

Scotia Capital Inc. owns or controls an equity interest in the TMX Group Limited (TMX) and has a nominee director serving on its board. As such, Scotia Capital Inc. may be considered to have an economic interest in the listing of securities on an exchange owned or operated by TMX, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange (each, an Exchange). No person or company is required to obtain products or services from TMX or its affiliates as a condition of Scotia Capital Inc. supplying or continuing to supply a product or service. Scotia Capital Inc. does not require the Company or selling shareholder to list securities on any of the Exchanges as a condition of supplying or continuing to supply underwriting and/or any other services.